SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2




                       Adelphia Communications Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)



                Class A Common Stock, $0.01 par value per shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                   00684 810-5
            --------------------------------------------------------
                                 (CUSIP Number)




                              Dennis J. Block, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)




                                  May 30, 2002
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 00684 810-5                                     PAGE 2 OF 13 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Claire Tow Trust

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

         OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        State of New York

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                17,307,308
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   17,307,308

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          17,307,308

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.635%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 00684 810-5                                     PAGE 3 OF 13 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        The Leonard and Claire Tow Charitable Trust, Inc.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Connecticut

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                2,064,039
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   2,064,039

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,064,039

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.911%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 00684 810-5                                     PAGE 4 OF 13 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        The Tow Charitable Remainder Unitrust #1

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Connecticut

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                1,061,960
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   1,061,960

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,061,960

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.468%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 00684 810-5                                     PAGE 5 OF 13 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        The Tow Foundation

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                386,331
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   386,331

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          386,331

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.170%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 00684 810-5                                     PAGE 6 OF 13 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Claire Tow

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                140,160
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   140,160

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          140,160

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.062%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 00684 810-5                                     PAGE 7 OF 13 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Leonard Tow

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                6,095,762
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   6,095,762

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,095,762

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.689%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 00684 810-5                                     PAGE 8 OF 13 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        David Rosensweig

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                5,000
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   5,000

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,000

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.002%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 00684 810-5                                     PAGE 9 OF 13 PAGES
----------------------------                           -------------------------


INTRODUCTION

            This Amendment No. 2 relates to the Schedule 13D filed on behalf of
(1) The Claire Tow Trust, (2) The Leonard and Claire Tow Charitable Trust, Inc.,
(3) The Tow Charitable Remainder Unitrust #1, (4) The Tow Foundation, Inc., (5) Claire Tow, (6) Leonard Tow and (7) David Z. Rosensweig (collectively, the "Reporting Person") with the Securities and Exchange Commission on May 13, 2002, as amended by Amendment No. 1 thereto, filed on May 15, 2002, (collectively, the "Schedule 13D"). Items 4 and 7 of the Schedule 13D are further amended and supplemented as follows:

ITEM 4. PURPOSE OF TRANSACTION.

            On May 30, 2002, Leonard Tow sent a letter to Mr. Erland E. Kailbourne, Chairman and Interim Chief Executive Officer of the Company. A copy of the letter is attached hereto as Exhibit F.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit F   Letter from Leonard Tow to Erland E. Kailbourne,
                        Chairman and Interim Chief Executive Officer of the
                        Company.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 00684 810-5                                     PAGE 10 OF 13 PAGES
----------------------------                           -------------------------


            SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2002.


                                        The Claire Tow Trust


                                        By: /s/ David Z. Rosensweig
                                            ------------------------------------
                                                David Z. Rosensweig, Trustee


                                        The Leonard and Claire Tow Charitable
                                           Trust, Inc.


                                        By: /s/ David Z. Rosensweig
                                            ------------------------------------
                                                David Z. Rosensweig, Secretary


                                        The Tow Charitable Remainder Unitrust
                                           Trust #1


                                        By: /s/ David Z. Rosensweig
                                            ------------------------------------
                                                David Z. Rosensweig, Secretary


                                        The Tow Foundation, Inc.


                                        By: /s/ David Z. Rosensweig
                                            ------------------------------------
                                                David Z. Rosensweig, Trustee


                                        Claire Tow


                                        By: /s/ David Z. Rosensweig
                                            ------------------------------------
                                                David Z. Rosensweig,
                                                Attorney in Fact

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 00684 810-5                                     PAGE 11 OF 13 PAGES
----------------------------                           -------------------------


                                        Leonard Tow


                                        By: /s/ David Z. Rosensweig
                                            ------------------------------------
                                                David Z. Rosensweig,
                                                Attorney in Fact


                                       David Z. Rosensweig


                                        By: /s/ David Z. Rosensweig
                                            ------------------------------------
                                                David Z. Rosensweig

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 00684 810-5                                     PAGE 12 OF 13 PAGES
----------------------------                           -------------------------


                                                                       EXHIBIT F
                                   LEONARD TOW
                             160 LANTERN RIDGE ROAD
                              NEW CANAAN, CT 06840



May 30, 2002



Mr. Erland E. Kailbourne
Chairman and Interim CEO
Adelphia Communications
One North Main Street
Coudersport, PA  16915

Dear Mr. Kailbourne,

It has come to our attention that certain negotiations are being conducted to quickly sell Adelphia's most valuable cable properties. While we have asked for a full and candid briefing on where Adelphia stands with respect to sale transactions and not withstanding the formality of Saturday's meeting, it appears our request remains unfulfilled. It is now our understanding that the discussions are at an advanced stage with internal Adelphia directions to complete such a transaction by Friday evening. Such a sale would strip the company of its ability to conduct an orderly and profitable disposition of the remainder of the company's cable assets when and if it is necessary. Additionally, it is not clear that such a transaction would be deleveraging and may adversely affect free cash flow. Because of the complexities of Adelphia's financial structure, sales of assets without careful planning as to the availability of proceeds could have an unfair impact on creditors. The restrictions on flows of disposition proceeds may in fact structurally subordinate senior lenders. The consequences of such an action could be devastating to Adelphia's future.

As directors who are knowledgeable and deeply experienced in the business of cable television operations and transfers, we strongly object to such a sale agreement at this time. It is incumbent on members of this board to bring such a prospective sale before the board of directors in advance of entering into such an agreement.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 00684 810-5                                     PAGE 13 OF 13 PAGES
----------------------------                           -------------------------



Because of our fine relationship with the lending community as well as the financial institutions who have invested at the equity level, we are highly confident that we are able to bring about a revitalization of Adelphia's financial standing. This would only be possible if no attempt is made at this crucial time to remove from the company its most valuable assets in an atmosphere of desperation.

Once we are given the opportunity to restore Adelphia to a firm financial footing there will be ample time to carefully, judiciously and with sound business judgment consider the variety of opportunities which would restore to the creditors and shareholders of Adelphia the true value of their investment.

To add further experience and reputation to this board and its ability to wisely conduct business, we ask that Adelphia's contractual agreement to appoint Rudy Graf to this board be honored at this time. The shareholders are entitled to have his wisdom and knowledge brought to serve on this board immediately.

We look forward to our board meeting scheduled for Saturday, June 1 when we can systematically and intelligently proceed for the benefit of Adelphia's investors, employees and lenders and restore the public confidence such that Adelphia can go forward in capable and honorable hands.

Sincerely,

/s/ Leonard Tow

Leonard Tow

Cc:  Adelphia Board Members


                                                                              2